Buenos Aires, July 19, 2016

Messrs.

COMISIÓN NACIONAL

DE VALORES

MERCADO DE VALORES

DE BUENOS AIRES

Ref.: Supplementary Relevant Fact. Sale of the Company´s stake in Transportadora de Gas del Sur S.A.

Dear Sirs:

I am writing to the National Securities Commission and the Stock Exchange of Buenos Aires in my capacity as Head of Market Relations of Pampa Energía S.A. (“Pampa” or the “Company”, indistinctively) in connection to the relevant fact submitted on July 19, 2016.

In this regard, we hereby clarify that the Company sold, through the informed transaction, all of its participation –held indirectly- in Transportadora de Gas del Sur S.A. (“TGS”), that amounted to 25.5% of said company. The sale was made through the transfer of 100% of the shares of PEPCA S.A., a company that owns 10% of CIESA S.A. and the rights as sole beneficiary of the CIESA trust (that owns 40% of CIESA).

Very truly yours,

Gerardo Paz

Head of Market Relations